Exhibit (g)(1)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF COLORADO

Civil Action No.

JAMES RADMORE and

A.E. EVERAGE, JR.,

Individually and on Behalf of All Others Similarly Situated,

Plaintiffs,

v.

ALLOS THERAPEUTICS, INC.,

SPECTRUM PHARMACEUTICALS, INC.,

STEPHEN J. HOFFMAN,

PAUL L. BERNS,

CECILIA GONZALO,

JEFFREY R. LATTS,

JONATHAN S. LEFF,

DAVID M. STOUT and

JOSEPH L. TURNER,

Defendants.

PLAINTIFFS’ CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTIES

Plaintiffs, by their attorneys, individually and on behalf of all others similarly situated, respectfully bring this class action for breach of fiduciary duty against the herein named defendants and allege the following:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought on behalf of the holders of Allos Therapeutics, Inc. (“Allos” or the “Company”) common stock against Allos’ Board of Directors (the “Board”) for breaches of fiduciary duty and/or other violations of state law arising out of defendants’ efforts to complete the sale of the Company to Spectrum Pharmaceuticals, Inc. (“Spectrum”) via tender offer, pursuant to an unfair process and for an unfair price (the “Proposed Acquisition”). Allos and Spectrum aided and abetted these breaches of fiduciary duty. This matter arises out of the Board’s breaches of their fiduciary duties owed to the Company’s stockholders under state law.

2. Allos is a biopharmaceutical company that engages in the development and commercialization of anti-cancer therapeutics. The Company provides FOLOTYN® (pralatrexate injection), a folate inhibitor for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma and cutaneous T-cell lymphoma. It also offers FOLOTYN® as a single agent and in combination therapy regimens in various hematologic malignancies and solid tumor indications, including breast and bladder cancer. The Company sells its FOLOTYN® product to pharmaceutical wholesale distributors who then resell it to patients’ respective health care providers.

3. Spectrum, a biotechnology company with a primary focus in oncology and hematology, currently markets two oncology drugs, FUSILEV® and ZEVALIN®. In addition, Spectrum has two drugs, apaziquone and belinostat, in late stage development. Spectrum also has a diversified pipeline of novel drug candidates.

4. On April 5, 2012, Allos and Spectrum announced the definitive merger agreement (the “Merger Agreement”) under which Allos would be acquired by Spectrum. Under the terms of the Merger Agreement, Allos stockholders will receive $1.82 per share in cash plus one Contingent Value Right (CVR), which would provide Allos stockholders with an additional payment of $0.11 per share in cash if certain European regulatory approval and commercialization milestones for FOLOTYN® are achieved.

5. The Proposed Acquisition significantly undervalues Allos. The maximum per share value of the deal, $1.93 per share, is nearly $0.51 less that the proposed transaction with AMAG Pharmaceuticals, Inc. (“AMAG”), which had an implied value of $2.44 per share, which Allos shareholders rejected in 2011. Moreover, Allos shares traded as high as $4.21 as recently as January 12, 2011.

6. The Proposed Acquisition is the result of an unfair sales process designed to ensure that only Spectrum has the opportunity to acquire Allos. The Proposed Acquisition was driven by Warburg Pincus (“Warburg”), Allos’ largest stockholder, which sought out the Proposed Acquisition in order to secure liquidity for its illiquid holdings in the Company, just as it did in 2011 in connection with the proposed merger with AMAG that Allos shareholders rejected. The Board agreed to deliver the Company to Spectrum in order to secure material benefits for themselves as a result of the Proposed Acquisition, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change-of-control severance payments, which will provide tens of millions of dollars in gains to the Board and members of Allos’ management. These are the same or similar benefits that Company management had sought to secure in connection with the proposed merger with AMAG that they were denied when shareholders voted against the transaction.

7. The Company’s directors and named executive officers, along with Warburg, who collectively hold approximately 24% of Allos’ outstanding stock, have entered into tender and support agreements, pursuant to which they have agreed to tender all their shares to Spectrum in connection with the Proposed Acquisition. These tender and support agreements, together with the other preclusive deal protection devices defendants have agreed to as part of the Merger Agreement, make the Proposed Acquisition a fait accompli. These preclusive deal protection devices include:

(a) a “Top-Up” provision that obligates Allos to issue Spectrum treasury shares, for no consideration, in order for Spectrum to secure sufficient tender of Allos shares to reach the 90% threshold required to effectuate a short-form merger;

(b) a “no-solicitation” provision that precludes Allos from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(c) an illusory “fiduciary out” for the No-Shop provision that requires the Company to provide Spectrum with two days advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(d) an “information rights” provision that requires the Company to provide Spectrum with confidential, non-public information about competing proposals which Spectrum can then use to formulate a matching bid;

(e) a “matching rights” provision that requires Allos to provide Spectrum with three business days to match any competing proposal;

(f) a “termination fee” provision that requires Allos to pay Spectrum $7.5 million if the Board determines to terminate the Merger Agreement in favor of a competing bid;

(g) a “poison pill lock-up” that modifies the Company’s shareholder rights agreement so that it is rendered inapplicable to the Proposed Acquisition but remains in effect as to all other competing proposals, which provision precludes any competing bidder from making a tender offer directly to the Company’s public shareholders; and

(h) a provision that precludes the Board from waiving the restrictions of any standstill provision that is currently preventing certain potential competing bidders from buying Allos shares or communicating in any way with the Company’s public shareholders.

8. In sum, by agreeing to the Proposed Acquisition, each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Spectrum, which efforts will eliminate the equity interest of Allos’ public shareholders.

9. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Allos with Spectrum on terms preferential to Spectrum and defendants, and detrimental to plaintiffs and Allos’ shareholders. Plaintiffs seek to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

10. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1332(a)(l) in that plaintiffs and defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs. The Court has jurisdiction over this action pursuant to 15 U.S.C. §78bb(f)(3)(A)(i), because it is a class action based on the statutory or common law of Delaware, defendant Allos’ state of incorporation, and thus may be maintained in federal court.

11. This Court has jurisdiction over each defendant because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

12. Venue is proper in this District pursuant to 28 U.S.C. §1391 because Allos’ headquarters are located 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020, and defendants include an officer and/or director who resides in Colorado.

PARTIES

13. (a) Plaintiff James Radmore is, and at all times relevant hereto was, a shareholder of Allos. Plaintiff is a resident of the State of Pennsylvania.

(b) Plaintiff A.E. Everage, Jr. is, and at all times relevant hereto was, a shareholder of Allos. Plaintiff is a resident of the State of Florida.

14. Defendant Allos is a Delaware corporation headquartered in Westminster, Colorado. Allos is sued herein as an aider and abettor.

15. Defendant Spectrum is a Delaware corporation headquartered in Henderson, Nevada. Spectrum is sued herein as an aider and abettor.

16. Defendant Stephen J. Hoffman (“Hoffman”) is and at all times relevant hereto has been a member and Chairman of the Board. Defendant Hoffman is a resident of the State of Massachusetts.

17. Defendant Paul L. Berns (“Berns”) is and at all times relevant hereto has been Allos’ President and Chief Executive Officer (“CEO”), and a member of the Board. Defendant Berns is a resident of the State of Wisconsin.

18. Defendant Cecilia Gonzalo (“Gonzalo”) is and at all times relevant hereto has been a member of the Board. Defendant Gonzalo is a resident of the State of New York.

19. Defendant Jeffrey R. Latts (“Latts”) is and at all times relevant hereto has been a member of the Board. Defendant Latts is a resident of the State of California.

20. Defendant Jonathan S. Leff (“Leff”) is and at all times relevant hereto has been a member of the Board. Defendant Leff is a resident of the State of New York.

21. Defendant David M. Stout (“Stout”) is and at all times relevant hereto has been a member of the Board. Defendant Stout is a resident of the State of Wyoming.

22. Defendant Joseph L. Turner (“Turner”) is and at all times relevant hereto has been a member of the Board. Defendant Turner is a resident of the State of Colorado.

23. The defendants named above in ¶¶16-22 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action on their own behalf and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all public holders of Allos common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

25. This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

26. The Class is so numerous that joinder of all members is impracticable. According to Allos’ U.S. Securities and Exchange Commission filings, as of March 19, 2012, there were more than 106 million shares of Allos common stock outstanding.

27. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiffs and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(c) whether defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiffs and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(d) whether defendants are unjustly enriching themselves and other insiders or affiliates of Allos and/or Spectrum, and/or are aiding and abetting therein;

(e) whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing, and/or are aiding and abetting therein;

(f) whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets, and/or have aided and abetted therein;

(g) whether the Proposed Acquisition compensation payable to plaintiffs and the Class is unfair and inadequate; and

(h) whether plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

28. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

29. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

31. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

33. Allos is a biopharmaceutical company that engages in the development and commercialization of anti-cancer therapeutics. The Company provides FOLOTYN® (pralatrexate injection), a folate inhibitor for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma and cutaneous T-cell lymphoma. It also offers FOLOTYN® as a single agent and in combination therapy regimens in various hematologic malignancies and solid tumor indications, including breast and bladder cancer. The Company sells its FOLOTYN® product to pharmaceutical wholesale distributors who then resell it to patients’ respective health care providers.

34. Spectrum, a biotechnology company with a primary focus in oncology and hematology, currently markets two oncology drugs, FUSILEV® and ZEVALIN®. In addition, Spectrum has two drugs, apaziquone and belinostat, in late stage development. Spectrum also has a diversified pipeline of novel drug candidates.

35. The April 5, 2012 press release announcing the Proposed Acquisition states in pertinent part:

Spectrum Pharmaceuticals and Allos Therapeutics, Inc. today announced that they have signed a definitive agreement under which Spectrum will acquire all of the outstanding shares of Allos for $1.82 per share in cash plus one Contingent Value Right (CVR). This CVR entitles Allos stockholders to an additional payment of $0.11 per share in cash if certain European regulatory approval and commercialization milestones for FOLOTYN® are achieved. The upfront portion of the transaction is valued at up to $206 million on a fully-diluted basis, and $108 million net of Allos’ cash balance at the end of 2011. The acquisition is expected to be accretive to Spectrum on a cash basis in the fourth quarter of 2012.

Allos markets FOLOTYN® (pralatrexate injection) which is a folate analogue metabolic inhibitor. In September 2009, the U.S. Food and Drug Administration (FDA) granted accelerated approval for FOLOTYN® for use as a single agent for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). FOLOTYN® generated more than $35 million in U.S. net sales in 2010 and $50 million in 2011.

“For Spectrum, this acquisition adds another diversified source of revenue, accelerates the development of our hematology franchise, and affirms our commitment to becoming a leader in the treatment of lymphoma,” said Rajesh C. Shrotriya, MD, Chairman, Chief Executive Officer and President of Spectrum Pharmaceuticals. “ZEVALIN® and FOLOTYN® are targeted to the same hematologists/oncologists for the treatment of different forms of lymphoma. Thus, we are well positioned to immediately leverage the combined strengths of the two companies, while expanding the number of cancer patients that can benefit from our products. Because of our strong operating performance, cash reserves, fiscal discipline, and a revolving credit line, we do not need to issue any equity to close this transaction.”

Under the agreement, Spectrum will commence a tender offer to purchase all of the outstanding shares of Allos for $1.82 in cash plus one CVR. The CVR will entitle each Allos stockholder to an additional payment of $0.11 per share in cash if FOLOTYN obtains conditional approval for the treatment of patients with relapsed/refractory PTCL in Europe in 2012 and achieves its first reimbursable commercial sale in at least three major EU markets by December 31, 2013. The CVR will not be publicly traded.

The transaction has been unanimously approved by the Boards of Directors of both companies. Additionally, Warburg Pincus, Allos’ largest shareholder and the owner of approximately 24% of Allos’ outstanding shares, along with the directors and certain officers of Allos, have entered into tender and voting agreements pursuant to which such stockholders have agreed to tender all of their Allos shares into the tender offer and vote their shares in favor of the transaction. The transaction is expected to close in the second quarter of 2012. Spectrum currently intends to finance the acquisition with a combination of cash on hand and a revolving credit line from Bank of America, N.A.

“This transaction represents an excellent strategic and cultural fit that leverages two strong brands in the hematology/oncology market today with potential for future growth,” commented Paul L. Berns, President and Chief Executive Officer of Allos Therapeutics. “Spectrum shares our commitment to patients and their healthcare providers, and we believe FOLOTYN® will be a welcomed addition to its commercial product offering and diversified portfolio of development-stage drugs.”

RBC Capital Markets, LLC is acting as Spectrum’s exclusive financial advisor, and Kirkland & Ellis LLP and Stradling Yocca Carlson & Rauth, P.C. are acting as legal counsel to Spectrum Pharmaceuticals. J.P. Morgan Securities LLC is acting as Allos’ financial advisor, and Latham & Watkins LLP is acting as legal counsel to Allos Therapeutics.

36. The Proposed Acquisition significantly undervalues Allos. The maximum per share value of the deal, $1.93 per share, is nearly $0.51 less that the proposed transaction with AMAG, which had an implied value of $2.44 per share, which Allos shareholders rejected in 2011. Moreover, Allos shares traded as high as $4.21 as recently as January 12, 2011.

37. The Proposed Acquisition is the result of an unfair sales process designed to ensure that only Spectrum has the opportunity to acquire Allos. The Proposed Acquisition was driven by Warburg, Allos’ largest stockholder, which sought out the Proposed Acquisition in order to secure liquidity for its illiquid holdings in the Company, just as it did in 2011 in connection with the proposed merger with AMAG that Allos shareholders rejected. The Board agreed to deliver the Company to Spectrum in order to secure material benefits for themselves as a result of the Proposed Acquisition, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change-of-control severance payments, which will provide tens of millions of dollars in gains to the Board and members of Allos’ management. These are the same or similar benefits that Company management had sought to secure in connection with the proposed merger with AMAG that they were denied when shareholders voted against the transaction.

38. The Company’s directors and named executive officers, along with Warburg, who collectively hold approximately 24% of Allos’ outstanding stock, have entered into tender and support agreements, pursuant to which they have agreed to tender all their shares to Spectrum in connection with the Proposed Acquisition. These tender and support agreements, together with the other preclusive deal protection devices defendants have agreed to as part of the Merger Agreement, make the Proposed Acquisition a fait accompli. These preclusive deal protection devices include:

(a) a “Top-Up” provision that obligates Allos to issue Spectrum treasury shares, for no consideration, in order for Spectrum to secure sufficient tender of Allos shares to reach the 90% threshold required to effectuate a short-form merger;

(b) a “no-solicitation” provision that precludes Allos from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(c) an illusory “fiduciary out” for the No-Shop provision that requires the Company to provide Spectrum with two days advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(d) an “information rights” provision that requires the Company to provide Spectrum with confidential, non-public information about competing proposals which Spectrum can then use to formulate a matching bid;

(e) a “matching rights” provision that requires Allos to provide Spectrum with three business days to match any competing proposal;

(f) a “termination fee” provision that requires Allos to pay Spectrum $7.5 million if the Board determines to terminate the Merger Agreement in favor of a competing bid;

(g) a “poison pill lock-up” that modifies the Company’s shareholder rights agreement so that it is rendered inapplicable to the Proposed Acquisition but remains in effect as to all other competing proposals, which provision precludes any competing bidder from making a tender offer directly to the Company’s public shareholders; and

(h) a provision that precludes the Board from waiving the restrictions of any standstill provision that is currently preventing certain potential competing bidders from buying Allos shares or communicating in any way with the Company’s public shareholders.

39. In sum, by agreeing to the Proposed Acquisition, each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Spectrum, which efforts will eliminate the equity interest of Allos’ public shareholders.

40. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Allos with Spectrum on terms preferential to Spectrum and defendants, and detrimental to plaintiffs and Allos’ shareholders. Plaintiffs seek to enjoin the Proposed Acquisition.

DEFENDANTS’ FIDUCIARY DUTIES

41. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

42. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Allos, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

43. Plaintiffs allege herein that defendants, separately and together, in connection with the Proposed Acquisition, violated and/or aided and abetted in the violation of fiduciary duties owed to plaintiffs and the other public shareholders of Allos, including the duties of loyalty, good faith, candor, due care and independence. As a result of these breaches of fiduciary duties and the aiding and abetting therein, neither plaintiffs nor the Class will receive adequate or fair value for their Allos common stock in the Proposed Acquisition.

44. Because defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, and/or have aided and abetted therein, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

COUNT

Claim for Breach of Fiduciary Duties and Aiding and Abetting

Against All Defendants

45. Plaintiffs repeat and reallege each allegation set forth herein.

46. The Individual Defendants, aided and abetted by Allos and Spectrum, have knowingly or recklessly and in bad faith violated their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Allos and have acted to put their personal interests ahead of the interests of Allos’ shareholders.

47. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiffs and the other members of the Class of the true value of their investment in Allos.

48. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Allos’ shareholders. Allos and Spectrum aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiffs and the other holders of Allos stock.

49. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly and in bad faith failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Allos because, among other reasons, they failed to ensure a fair process and maximization of shareholder value.

50. Because the Individual Defendants dominate and control the business and corporate affairs of Allos, and are in possession of private corporate information concerning Allos’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Allos which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

51. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the Class.

52. As a result of the actions of defendants, plaintiffs and the Class have been and will be irreparably harmed.

53. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiffs and the other members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and will not supply to Allos’ shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Acquisition, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

54. Plaintiffs and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand injunctive relief, in plaintiffs’ favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Allos’ shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

F. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

DATED: April 9, 2012	DYER & BERENS LLP
ROBERT J. DYER III
JEFFREY A. BERENS

S/ JEFFERY A. BERENS
JEFFREY A. BERENS

303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

KENDALL LAW GROUP, LLP
JOE KENDALL
JAMIE J. McKEY
3232 McKinney Avenue, Suite 700
Dallas, TX 75204
Telephone: 214/744-3000
214/744-3015 (fax)

GOLDFARB LLP
HAMILTON LINDLEY
2501 North Harwood Street, Suite 1801
Dallas, TX 75201
Telephone: 214/583-2233
214/583-2234 (fax)

Attorneys for Plaintiffs